EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/9/24 to 12/31/24, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/9/2024	Sell	3,700	17.10
12/10/2024	Sell	19,424	16.93
12/11/2024	Sell	10,795	16.82
12/12/2024	Sell	1,485	16.65
12/13/2024	Sell	2,435	16.62
12/20/2024	Sell	1,976	16.05
12/23/2024	Sell	4,200	16.10
12/24/2024	Sell	5,552	16.26
12/26/2024	Sell	7,800	16.33
12/27/2024	Sell	5,942	16.20
12/30/2024	Sell	11,004	16.05
12/31/2024	Sell	4,922	16.03